Exhibit 7.03

JOINDER TO THE JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to be added to the Joint Filing Agreement, dated January 29, 1995, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox DNS, Inc. (formerly Cox Discovery, Inc.), Barbara Cox Anthony and Anne Cox Chambers for the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) or any subsequent filings on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $1.00 per share, of Cox Communications, Inc.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of this 21st day of December, 2004.

COX COMMUNICATIONS, INC. (formerly, CEI-M Corporation)
By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary